THE LOEV LAW FIRM, PC
6300 West Loop South, Suite 280
Bellaire, TX  77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

March 12, 2009

Mr. Ajay Koduri
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3310
Fax Number: (703) 813-6986

Re:	Sumotext Incorporated
Registration Statement on Form S-1/A
Filed February 27, 2009
File No. 333-156934

Dear Mr. Koduri,

In response to your comment letter dated February 12, 2009, Sumotext Incorporated (the “Company,” “Sumotext,” “we,” and “us”) has provided its responses below.

General

Material Agreements, page 25

1.   We note your response and added disclosure to prior comment 7, However, if Mr. Miller is the sole person behind Atreides, LLC, it is not clear how a third party will be able to distinguish his actions on behalf of Atreides, LLC versus the company, Please clarify.

RESPONSE:

For the sake of clarity, the Company has entered into a Second Amendment to the Software Development Agreement with Atreides, LLC (“Atreides”), to remove the wording from the original agreement dealing with Atreides not being “deemed an agent of” the Company.  Additionally, the Company has removed the following line from the description of “Material Agreements” in the Registration Statement: “The agreement provides that Atreides, LLC shall not be deemed an agent of the Company or have the authority to act on behalf of the Company.”

As stated below in the response to comment 2, Atreides, LLC has been active for approximately the last 5 years, and although it does not currently have any clients separate from the Company, it has in the past, and may have additional clients in the future.  Mr. Miller is not aware of any third parties having a difficulty distinguishing between Atreides actions and those of the Company to date.  Historically, any business that Mr. Miller undertakes on behalf of Atreides is undertaken in Atreides name, on its own letterhead and with Atreides’ name clearly stated on any invoices or agreements.  Furthermore, Mr. Miller makes clear to any third parties which entity, Atreides or the Company, he is representing in any negotiations.  Furthermore, as described below, Atreides does not currently have any clients other than the Company, and while Mr. Miller reserves the right to have additional clients of Atreides in the future, Mr. Miller does not currently have any plans for such additional clients.  As such, the Company does not believe there is a significant risk that any third parties will be unable to distinguish the actions of Atreides versus those of the Company, even though Mr. Miller is the sole officer of Atreides and the Chief Executive Officer of the Company.

Certain Relationships and Related Transactions, page 31

2.   We note your response and added disclosure to prior comment 12. Clarify whether Atreides, LLC or DataMethodology, LLC have any clients other than the company. If they do not, explain why each serves the company indirectly through these corporate entities instead of directly as employees/management of the Company.

RESPONSE:

Atreides, LLC was formed in 2004 by Timothy Miller, the Company’s President and Director. It has been the primary tax and accounting vehicle for all consulting services provided by Mr. Miller since that time. Mr. Miller has been and remains Atreides’ only employee. Currently, Atreides has no other clients besides the Company; however, Atreides has had other clients in the past and may have additional clients in the future.

DataMethodology, LLC (“DataMethodology”) was formed in 1996 by Eric Woods. It has been the primary tax and accounting vehicle for all consulting services provided by Mr. Woods since that time. Mr. Woods has been and remains DataMethodology’s only employee. Currently, DataMethodology has two (2) other clients besides the Company and those clients pay DataMethodology software licensing fees for applications previously developed by DataMethodology that are presently in use by those clients.

Mr. Miller continues to service the Company through Atriedes and to be paid through Atriedes because of the name recognition Mr. Miller has created for that company since 2004, because operating under a limited liability company structure allows him to deduct certain business expenses associated with the operations of Atriedes that he would not be able to deduct personally, and for the liability protection that operating under (and being paid under) a limited liability company entity affords him.  Similarly, Mr. Woods continues to service the Company through DataMethodology and to be paid through DataMethodology because of the name recognition Mr. Woods has created for that company since 1996, the ongoing payments he receives through that entity for licensing fees, because operating under a limited liability company structure allows him to deduct certain business expenses associated with the operations of DataMethodology that he would not be able to deduct personally, and for the liability protection that operating under (and being paid under) a limited liability company entity affords him.

In connection with the above, the Company has revised its disclosures under “Certain Relationships and Related Transactions” as follows (changes in bold and underlined):

“On our about January 1, 2007, the Company entered into a Software Development and Consulting Agreement with Timothy Miller, in his capacity as President of Atreides, LLC (“Atreides”), described in greater detail above.   Timothy Miller is the Chief Executive Officer, President and Director of the Company.  Mr. Miller is also the sole officer and employee of Atreides.  Atreides does not have any clients which compete with the Company.  Currently, Atreides has no other clients besides the Company; however, Atreides has had other clients in the past and may have additional clients in the future. Mr. Miller performs services for the Company through Atreides instead of personally, because operating as a limited liability company affords Mr. Miller certain tax benefits, as well as increased liability protection, which he would not have if he performed services for the Company in his own personal name.

On or about January 1, 2007, the Company entered into a Software Development and Consulting Agreement with Eric Woods in his capacity as President of DataMethodology, LLC (“DataMethodology”), described in greater detail above.  Eric Woods currently holds 7.7% of the Company’s Common Stock.  Mr. Woods is the sole officer and employee of DataMethodology.  DataMethodology does not have any clients which compete with the Company. Currently, DataMethodology has two (2) other clients besides the Company and those clients pay DataMethodology software licensing fees for applications previously developed by DataMethodology that are presently in use by those clients.  Mr. Woods performs services for the Company through DataMethodology instead of personally, because operating as a limited liability company affords Mr. Woods certain tax benefits, as well as increased liability protection, which he would not have if he performed services for the Company in his own personal name.”

Regards,

/s/ John S. Gillies
John S. Gillies
Associate